                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 18)

                 FRESH FOODS, INC., formerly known as WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                                Patrick Daugherty
                       McGuire, Woods, Battle & Boothe LLP
                  Bank of America Corporate Center, Suite 2900
                             100 North Tryon Street
                               Charlotte, NC 28202
                                 (704) 373-8975
                 (Name, address and Telephone Number of Persons
                Authorized to Receive Notice and Communications)

                                December 22, 1999
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,821,754 shares, which constitutes approximately 43.7% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 5,810,004 shares of Common Stock issued and outstanding as of October 1, 1999. When calculating the number of shares reported herein and the number of shares outstanding, 640,000 shares issuable pursuant to currently exercisable options belonging to four of the individual Reporting Persons (defined hereinafter) are accounted for by aggregating the optioned shares with the shares that are beneficially owned by the Reporting Persons and dividing the sum by the number of shares outstanding plus the number of currently exercisable options belonging to the Reporting Persons.


                               Page 1 of 9 Pages

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 2 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.  ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          939,095 (1)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 939,095 (1)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,213,129
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        36.7% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 3 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK  ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          297,486 (4)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 297,486 (4)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,571,520
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.7% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 4 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES M. TEMPLETON  ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          99,264 (5)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,257,235 (6)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 99,264 (5)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,257,235 (6)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,356,499
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.0% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 5 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        GREGORY ALBION EDGELL  ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          171,875 (7)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 171,875 (7)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,227,235 (8)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,399,110
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.9% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 6 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HERTH MANAGEMENT, INC.  56-1645597
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (9)
  BENEFICIALLY OWNED BY          1,227,235 (10)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (9)
                                 1,227,235 (10)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,227,235
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.1% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        C
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 7 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        COLUMBIA HILL, LLC  56-2016827
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (11)
  BENEFICIALLY OWNED BY          46,799 (12)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,227,235 (8)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (11)
                                 46,799 (12)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,227,235 (8)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,274,034
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.9% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        C
------- ------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 929330 10 8                         13D             Page 8 of 9 Pages
---------------------                                         ------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LARRY D. HEFNER  ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [X]
        (b)  [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          10,000 (13)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 10,000 (13)
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,284,034
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (3)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

                                                               -----------------
                                                               Page 9 of 9 Pages
                                                               -----------------

(1) Consists of (i) 724,095 shares owned of record (including 532 shares owned through the Company's Employee Stock Purchase Plan as of March 6,
         1999) and (ii) 215,000 shares subject to currently exercisable call options.

(2) Consists of (i) 1,227,235 shares owned beneficially through HERTH Management, Inc. and (ii) 46,799 shares owned beneficially through Columbia Hill, LLC.

(3) Calculated by taking the aggregate amount beneficially owned by the individual reporting person and dividing by the number of shares outstanding (5,810,004) plus the number of presently exercisable call options belonging to the individual reporting person.

(4) Consists of (i) 2,486 shares owned of record (including 1,236 shares owned through the Company's Employee Stock Purchase Plan as of March 31, 1999) and (ii) 295,000 shares subject to currently exercisable call options.

(5) Consists of (i) 9,264 shares owned of record (including 4,027 shares owned through the Company's Employee Stock Purchase Plan as of March 31, 1999) and (ii) 90,000 shares subject to currently exercisable call options.

(6) Consists of 1,227,235 shares owned beneficially through HERTH Management, Inc. and 30,000 shares owned beneficially through Catawba Valley Real Estate, Inc.

(7) Consists of (i) 131,250 shares owned of record, (ii) 625 shares owned by spouse as custodian for minor children and (iii) 40,000 shares subject to currently exercisable call options.

(8)      Consists of 1,227,235 shares beneficially owned through HERTH
         Management, Inc.

(9) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc.

(10) Consists of 1,227,235 shares owned of record and does not include other shares beneficially owned by the shareholders of HERTH Management, Inc.

(11) Power is exercised by a majority vote of the members of Columbia Hill, LLC.

(12) Consists of 46,799 shares owned of record and does not include other shares beneficially owned by the members of Columbia Hill, LLC.

(13)     Consists of 10,000 shares owned of record.

ITEM 1.           SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as set forth below:

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D most recently amended March 15, 1999, relating to the common stock, $1.00 par value per share (the "Common Stock"), of Fresh Foods, Inc., formerly known as WSMP, Inc. (the "Company"), and whose principal executive offices are located at 361 Second Street, NW, Hickory, NC 28601.

ITEM 2.           IDENTITY AND BACKGROUND

Item 2(a) is not amended.

Item 2(b) is amended and restated in its entirety as set forth below:

(b) The business address of Columbia, HERTH and each of Messrs. Clark and Richardson is 361 Second Street, NW, Hickory, NC 28601. The business address of Mr. Edgell is 3200 Devine Street, Suite 103, Columbia, SC 29205. The business address of Mr. Hefner is 1004 Power Street, China Grove, NC 28023. The business address of Mr. Templeton is P.O. Box 1295, Claremont, NC 28610.

Item 2(c) is amended and restated in its entirety as set forth below:

(c) Each Reporting Person's present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is as follows:

                                                                               Present Principal Occupation or
              Name                         Principal Business Address                      business
----------------------------------    -------------------------------------    ---------------------------------
James C. Richardson, Jr.              Fresh Foods, Inc.                        Chairman of the Board of
                                      361 Second Street, NW                    Directors of the Company
                                      Hickory, NC  28601

David R. Clark                        Fresh Foods, Inc.                        Vice Chairman of the Board of
                                      361 Second Street, NW                    Directors of the Company
                                      Hickory, NC  28601

Columbia Hill, LLC, a North           361 Second Street, NW                    Private investment firm
Carolina limited liability            Hickory, NC  28601                       engaging in the purchase and
company                                                                        sale of securities

HERTH Management, Inc., a North       361 Second Street, NW                    Provision of business
Carolina corporation                  Hickory, NC  28601                       management and consulting
                                                                               services and private
                                                                               investment firm engaging in
                                                                               the purchase and sale of
                                                                               securities

                                                                               Present Principal Occupation or
              Name                         Principal Business Address                      business
----------------------------------    -------------------------------------    ---------------------------------
Gregory A. Edgell                     Accounting Resources, Inc.               Financial consulting
                                      3200 Devine Street, Suite 103
                                      Columbia, SC  29205

Larry D. Hefner                       Program Sales & Marketing, LLC           Co-owner of Program Sales &
                                      1004 Power Street                        Marketing, LLC, a food product
                                      China Grove, NC  28023                   brokerage

James M. Templeton                    S&D Land Company, LLC                    Co-owner of S&D Land Company,
                                      P.O. Box 1295                            LLC, a real estate investment
                                      Claremont, NC  28610                     company

Items 2(d) through 2(f) are not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by restating the first three paragraphs of such Item as presented in Amendment 17:

         Over the course of eleven years, the Reporting Persons have used various sources of funds for the acquisition of Common Stock including personal funds of the Reporting Persons, loans from the Reporting Persons and affiliated corporations of the Reporting Persons, and loans from banks to some or all of the Reporting Persons.

         Presently the Reporting Persons have outstanding approximately $10.0 million in loans to acquire or refinance the acquisition of the Common Stock and for which portions of the Common Stock are pledged as security.

         These loans are between some or all of the Reporting Persons, their affiliated corporations and several regional banks, including First Century Bank of Wytheville, Virginia, Carolina First Bank of Greenville, South Carolina, First Union National Bank of Hickory, North Carolina, Bank of Granite of Hickory, North Carolina and Peoples Bank of Newton, North Carolina. Maturities range from three to five years, and interest rates range from LIBOR plus 2.75% to prime plus 1.00%.

Item 3 is further amended to add the following paragraph to the end of Item 3:

         As of December 22, 1999, Mr. Richardson entered into a Stock Purchase Agreement with Charles F. Connor, Jr. providing for the purchase of 716,063 shares of Common Stock by Mr. Richardson at a price of $8.25 per share. The Stock Purchase

Agreement provides for the payment of $2,500,000 in cash by the closing and the delivery by Mr. Richardson at the closing of a three-year promissory note bearing interest at 8% per annum for the remaining $3,407,519.75.

         Mr. Richardson intends to borrow from the Company all or substantially all of the $2,500,000 cash portion of the purchase price of the shares. The Board of Directors of the Company (and its Sensitive Transactions Committee) have authorized the Company to loan the cash portion of the purchase price to Mr. Richardson, subject to lender approval and bondholder consent to the extent necessary or advisable. The Company's loan to Mr. Richardson is to bear interest at 8.5% per annum. All principal and interest are to be due and payable upon the three-year maturity of the loan.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is amended and restated in its entirety as set forth below:

         The Reporting Persons acquired and hold the shares of Common Stock for investment purposes. The Reporting Persons generally believe that the Common Stock is significantly undervalued in the over-the-counter market. The Reporting Persons continuously analyze the operations, capital structure and markets of companies in which they invest, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

         Each Reporting Person continuously assesses the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities market in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may sell or otherwise dispose of all or some if its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities and general economic, financial market and industry conditions.

         Except as disclosed above, the Reporting Persons presently have no plans or proposals that relate to, or could result in, any of the actions referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is amended and restated in its entirety as set forth below:

         (a) As of the close of business on December 22, 1999, the Reporting Persons, as a group, beneficially owned, as that term is defined in Rule 13d-3 under the Act, 2,821,754 shares of Common Stock, constituting 43.7% of the outstanding shares. This amount includes the shares Mr. Richardson has contracted to purchase from Mr. Connor. See Item 6. The total number of shares of Common Stock outstanding was 5,810,004 (not including 640,000 shares issuable pursuant to currently exercisable options belonging to five of the individual Reporting Persons which are used in the calculation of the percentage of beneficial ownership) as of October 1, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended September 4, 1999.

         As of the close of business on December 22, 1999, the Reporting Persons beneficially owned, as that term is defined in Rule 13d-3 under the Act, the following shares of Common Stock:

                                   Number of Shares          Percentage of
    Name of Reporting Person             Held           Outstanding Shares (1)
-------------------------------    ----------------     ----------------------
James C. Richardson, Jr.                2,213,129                 36.7%
David R. Clark                          1,571,520                 25.7
James M. Templeton                      1,356,499                 23.0
Gregory A. Edgell                       1,399,110                 23.9
HERTH Management, Inc.                  1,227,235                 21.1
Columbia Hill, LLC                      1,274,034                 21.9
Larry D. Hefner                         1,284,034                 22.1

         (1) Calculated by taking the aggregate amount beneficially owned by the Reporting Person and dividing by the sum of the number of shares outstanding (5,810,004) plus the number of presently exercisable call options belonging to the Reporting Person.

         Of the shares beneficially owned by the Reporting Persons, the following shares of Common Stock are held pursuant to currently exercisable options under the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan:

                                        Currently              Options Not
    Name of Reporting Person       Exercisable Options    Currently Exercisable
------------------------------     -------------------    ---------------------
David R. Clark                            295,000                   20,000
James C. Richardson, Jr.                  215,000                       --
James M. Templeton                         90,000                       --
Gregory A. Edgell                          40,000                       --
Larry D. Hefner                                --                       --


         (b) The ownership of each non-individual Reporting Person is as follows:

                                        Percent
          Reporting Person             Ownership            Shares of Stock
          ----------------             ---------            ---------------
HERTH                                                           1,227,235
   Columbia                              45%                      552,256
   Richardson                            22                       269,992
   Edgell                                22                       269,992
   Templeton                             11                       134,996
                                       ---------            ---------------
                                        100%                    1,227,235

COLUMBIA                                                           46,799
   Clark                                 45%                       21,060
   Richardson                            40                        18,720
   Hefner                                15                         7,020
                                       ---------            ---------------
                                        100%                       46,799


         The direct and indirect Common Stock ownership of each Reporting Person, and the power to vote and dispose of the Common Stock, is as follows:

-------------------------------------------------------------------------------------------
                                   Shares Held           Shares Held
               Shares Held     Indirectly through    Indirectly through     Total Shares
       Name    Directly (1)         HERTH (4)           Columbia (5)
-------------------------------------------------------------------------------------------
HERTH            1,227,235                   --                    --        1,227,235
-------------------------------------------------------------------------------------------
Columbia            46,799              552,256                    --          599,055
-------------------------------------------------------------------------------------------
Richardson         724,095              269,992               239,622
                   215,000 (2)                                               1,448,709
-------------------------------------------------------------------------------------------
Clark                2,486                   --               269,575
                   295,000 (2)                                                 567,061
-------------------------------------------------------------------------------------------
Templeton            9,264              134,996                    --
                    90,000 (2)                                                 264,260 (6)
-------------------------------------------------------------------------------------------
Hefner              10,000                   --                89,858           99,858
-------------------------------------------------------------------------------------------
Edgell             131,250              269,992                    --
                       625 (3)
                    40,000 (2)                                                 441,867
-------------------------------------------------------------------------------------------
Total            2,791,754            1,227,236               599,055
-------------------------------------------------------------------------------------------

         (1) Each Reporting Person has the sole power to vote and dispose of the shares, unless otherwise indicated.

         (2) Represents shares that the Reporting Person has the option to acquire pursuant to currently exercisable stock options granted pursuant to the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan.

         (3)      Shares held by spouse as custodian for minor children.

         (4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

         (5) Voting or disposition of Columbia's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia.

         (6) Mr. Templeton and his family may be deemed the beneficial owners of 30,000 shares through their two-thirds ownership of Catawba Valley Real Estate, Inc., which owns 30,000 shares of the Company.

         (c) See Item 6 as it relates to the Stock Purchase Agreement between Mr. Richardson and Charles F. Connor, Jr.

                  On August 12, 1999, the Board of Directors of the Company authorized the acceleration of vesting of 20,000 options belonging to Mr. Templeton in recognition of his service to the Company.

                  On January 7, 1999, the Board of Directors of the Company authorized the acceleration of vesting of options belonging to Mr. Hefner in recognition of his service to the Company. The 40,000 vested options held by Mr. Hefner expired on November 6, 1999.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock held by the Reporting Persons.

         (e) Not applicable.

         Pursuant to Rule 13d-4 of the Exchange Act Rules, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to add the following at the end of Item 6:

         On December 22, 1999, Mr. Richardson entered into a Stock Purchase Agreement with Mr. Charles F. Connor, Jr. whereby he agreed to purchase all shares of Common Stock beneficially owned by Mr. Connor at a price of $8.25 per share on or before January 31, 2000. The Stock Purchase Agreement also covers shares held by Mr. Connor's wife and adult children as to which Mr. Connor disclaims beneficial ownership. Under the Stock Purchase Agreement, $100,000 of the purchase price was payable in escrow upon execution of the agreement, $2,400,000 of the purchase price is payable at closing, and the balance is payable under a note due no later than three years after the closing with a portion of the purchased shares being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 99.3 to this Amendment 18 to Schedule 13D and is incorporated herein by this reference thereto.

         In connection with the acquisition of all of Mr. Connor's investment in the Company, the Company has agreed to enter into a consulting and non-competition agreement with Mr. Connor, providing for payments to Mr. Connor of $200,000 per year and family medical insurance coverage for five years. It is also expected that County-Wide Insurance Agency, Inc., an insurance agency of which Mr. Connor is the principal owner, will continue to provide insurance coverage for the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following exhibit:

         Exhibit 99-3. Stock Purchase Agreement between Charles F. Connor, Jr. and James C. Richardson, Jr. entered into as of December 22, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ James C. Richardson, Jr.                                 January 4, 2000
--------------------------------------------
James C. Richardson, Jr.



/s/ David R. Clark                                           January 4, 2000
--------------------------------------------
David R. Clark



/s/ Gregory A. Edgell                                        January 4, 2000
--------------------------------------------
Gregory A. Edgell



/s/ James M. Templeton                                       January 4, 2000
--------------------------------------------
James M. Templeton



/s/ Larry D. Hefner                                          January 4, 2000
--------------------------------------------
Larry D. Hefner



COLUMBIA HILL, LLC


By:  /s/ David R. Clark                                      January 4, 2000
     ---------------------------------------
     David R. Clark, Member



HERTH MANAGEMENT, INC.


By:  /s/ James M. Templeton                                  January 4, 2000
     ---------------------------------------
     James M. Templeton, Vice President